UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Hongli Group Inc.

(Exact name of registrant as specified in its charter)

No. 777, Daiyi Road,

Changle County, Weifang City,

Shandong Province, China, 262400.

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Entry into a Material Definitive Agreement and Unregistered Sale of Equity Securities.

On November 13, 2024, Hongli Group Inc. (the “Company”) entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with certain non-U.S. investors (the “Purchasers”) for a private placement offering, providing the sale and issuance of 60,000,000 ordinary shares of the Company, par value $0.0001 per share (the “New Shares”), for a total purchase price of US$33,000,000 at $0.55 per share (the “Offering”). The Securities Purchase Agreement contains customary representations and warranties and agreements of the Company and the Purchasers and customary indemnification rights and obligations of the parties. The Offering will close once the closing conditions are satisfied.

On November 13, 2024, in connection with the Securities Purchase Agreement, the Company entered into a Registration Rights Agreement with the Purchasers (the “Registration Rights Agreement”). The Registration Rights Agreement provided, among other things, that the Company will as soon as reasonably practicable, and in any event no later than 30 days after the closing date of the Offering, file with the SEC a registration statement registering the resale of the New Shares. The Company agreed to use its commercially reasonable efforts to have such registration statement declared effective as soon as reasonably practicable after the filing thereof.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Securities Purchase Agreement and the Registration Rights Agreement, the forms of which are attached hereto as Exhibits 10.1 and 10.2, respectively, and are incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Securities Purchase Agreement by and among the Company and the Purchasers
10.2	Form of Registration Rights Agreement by and among the Company and the Purchasers

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONGLI GROUP INC.

Date: November 14, 2024	By:	/s/ Jie Liu
Jie Liu
Chief Executive Officer

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